Exhibit 12.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

($ in thousands)
Twelve Months Ended September 30,	2004	2003	2002	2001	2000

FIXED CHARGES:
Interest Expense	$43,109	$44,989	$44,917	$49,838	$43,535
Amortization of Debt Premium, Discount and Expense	426	855	391	260	346
Interest Component of Rentals	1,256	594	12	12	12

Total Fixed Charges	$44,791	$46,438	$45,320	$50,110	$43,893

EARNINGS:
Net Income before Dividends on Preferred Stock	$97,957	$113,662	$40,441	$83,765	$84,574
Add:
Income Taxes Applicable to Utility Operating Income	58,463	68,633	28,702	59,009	47,821
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)— Net	2,439	(665)	3,175	(1,993)	(153)
Total Fixed Charges	44,791	46,438	45,320	50,110	43,893

Total Earnings	$203,650	$228,068	$117,638	$190,891	$176,135

Ratio of Earnings to Fixed Charges	4.5	4.9	2.6	3.8	4.0